N E W S R E L E A S E

September 5, 2007

TABAKOTO MINE OPERATIONS SUSPENDED

Nevsun Resources Ltd., (NSU-TSX/AMEX), announces that its Tabakoto mine in Mali is being placed on care and maintenance.

The Company has been engaged in early discussions with a number of parties with a view to a potential sale or joint venture of the Tabakoto and adjoining Segala properties. Genuity Capital Markets is assisting Nevsun with this process.

The Tabakoto Mine has been running at a loss since its start of operations in mid 2006. Early this year the Company reviewed the operation and as a result wrote off its investment, effective December 31, 2006. The current financial position for Tabakoto is a result of the lower than expected grade of ore available for mining, the continued poor performance of the mining contractor, and the lack of reimbursement by the Government of Mali of approximately US$7m in fuel tax. The Company intends to work through its obligations to Tabakoto employees, creditors and contractors on an orderly basis while it seeks alternatives. During the orderly transition to care and maintenance Tabakoto intends to process accumulated stockpiles so as to mitigate associated costs.

Forward Looking Statements: The above contains forward-looking statements concerning the Company’s operations in Mali and other events or conditions that may occur in the future.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Company’s Management Discussion and Analysis.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NEVSUN RESOURCES LTD. “John A. Clarke” Dr. John A. Clarke President & Chief Executive Officer Nsu07-09.doc	For further information, Contact: Judy Baker (416) 786-7860 Nevsun (604) 623-4700 or 1-888-600-2200 e-mail: nevsuninfo@nevsun.com Website: www.nevsun.com